Morgan Stanley & Co. LLC
                                 1585 Broadway
                               New York, NY 10036



                                  May 22, 2013



OVERNIGHT DELIVERY AND EDGAR
----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


           FIRST TRUST INTERMEDIATE DURATION PREFERRED & INCOME FUND
                       REGISTRATION STATEMENT ON FORM N-2
                       FILE NOS. 333-186412 AND 811-22795


Dear Ms. Rossotto:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of First Trust Intermediate Duration Preferred & Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 p.m., Eastern Daylight Saving Time, on May 23, 2013, or as soon thereafter as practicable.

                                         Sincerely,

                                         MORGAN STANLEY & CO. LLC


                                         By: /s/ Jon Zimmerman
                                             ---------------------------
                                             Name:   Jon Zimmerman
                                             Title:  Vice President